

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Daniella Turenshine
Chief Financial Officer
FIGS, Inc.
2834 Colorado Avenue
Suite 100
Santa Monica , CA 90404

      Re: FIGS, Inc.
           Form 10-K For the Year Ended December 31, 2022
           Filed February 28, 2023
           File No. 001-40448

Dear Daniella Turenshine:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Alison Haggerty